Filed by Varco International, Inc. Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: National-Oilwell, Inc.

Commission File No.: 001-12317

This filing relates to the proposed merger of equals transaction (the “Transaction”) by and between Varco International, Inc. (“Varco”) and National-Oilwell, Inc. (“National-Oilwell”) pursuant to the terms of an Agreement and Plan of Merger, dated as of August 11, 2004 (the “Merger Agreement”), by and between Varco and National-Oilwell. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Varco on August 12, 2004, and is incorporated by reference into this filing.

On August 12, Varco sent a memorandum to all of its employees regarding the Transaction. The text of the memorandum is as follows:

TO:	All employees

FROM:	John Lauletta

Joe Winkler

DATE:	August 12, 2004

SUBJECT:	Merger Announcement

Attached is the press release sent out today announcing the signing of a definitive merger agreement with National Oilwell. As stated, we are very excited about the opportunities afforded by combining these two oilfield legends. The new company, National Oilwell Varco, Inc. will be better positioned to compete in today’s marketplace. Our industry has seen many mergers of both our customers and the other service companies in the past few years. By combining our two companies we will achieve a greater market stature.

Our customers will benefit from an enlarged service organization and enhanced product depth. The new organization will also be better positioned to focus on research and development of new products. We are poised on an era of unparalleled demand for energy and feel we can create a company that will be able to help meet the world’s energy needs.

We hope you share our enthusiasm for this exciting new chapter. As always, our companies’ successes have depended on the loyalty and hard work of the employees. We trust you will continue that commitment. The finalized merger will probably occur in four to six months and we will keep you informed of any further developments. Until that time, we will continue with business as usual.

Thank you for your continued support and allegiance.

Forward-Looking Statements

This document includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Varco and National-Oilwell and the merger of National-Oilwell and Varco. These forward-looking statements are based on current expectations and projections about future events.

Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Varco and National-Oilwell may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in the reports filed by each of Varco and National-Oilwell with the Securities and Exchange Commission (including the risks described in Varco’s and National-Oilwell’s Annual Reports on From 10-K for the year ended December 31, 2003): general economic, financial and business conditions; the ultimate realization of revenue and profit from existing backlogs; risks associated with growth through acquisitions, including the merger of Varco and National-Oilwell; risks associated with foreign currency exchange rate fluctuations; changes in oil and gas prices; the ability to successfully, timely and cost-effectively integrate the operations of Varco and National-Well; and customer demand for our products and services.

Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Varco and National-Oilwell disclaim any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Additional information about Varco is available on the World Wide Web at http://www.varco.com. Additional information about National-Oilwell is available on the World Wide Web at http://www.natoil.com.

Additional Information about the Transaction and Where to Find It

In connection with the Transaction, Varco and National-Oilwell intend to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF VARCO AND NATIONAL-OILWELL ARE URGED TO READ THE PROSPECTUS AND JOINT PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VARCO, NATIONAL-OILWELL AND THE TRANSACTION. The prospectus, joint proxy statement and other relevant materials (when they become available), and any other documents filed by Varco or National-Oilwell with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Varco by directing a written request to: Varco International, Inc., 2000 W. Sam Houston Parkway South, Suite 1700, Houston, Texas 77042, Attention: Investor Relations, or National-Oilwell, Inc., 10000 Richmond Avenue, Houston, Texas 77042, Attention: Investor Relations. Investors and security holders are urged to read the joint proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Transaction.

Varco, National-Oilwell and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Varco and National-Oilwell in connection with the Transaction. Information about those executive officers and directors of Varco and their ownership of Varco common stock is set forth in the proxy statement for Varco’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 20, 2004. Information about the executive officers and directors of National-Oilwell and their ownership of National-Oilwell common stock is set forth in the proxy statement for National-Oilwell’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 14, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Varco, National-Oilwell and their respective executive officers and directors in the Transaction by reading the joint proxy statement and prospectus regarding the Transaction when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.